SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                               Commission File Number 1-6018

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K

      For Period Ended: November 30, 2000

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant    TOKHEIM CORPORATION

Address of principal executive office (Street and number)
                           10501 CORPORATE DRIVE

City, State and Zip Code   FORT WAYNE, IN  46845

                                  PART II
                          RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    { (a)  The reasons described in reasonable detail in Part III of this
    {      form could not be eliminated without unreasonable effort or
    {      expense;
    { (b)  The subject annual report, semi-annual report, transition report
    {      on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof
(X) {      will be filed on or before the 15th calendar day following the
    {      prescribed due date; or the subject quarterly report or
    {      transition report on Form 10-Q, or portion thereof will be filed
    {      on or before the fifth calendar day following the prescribed due
    {      date; and
    { (c)  The accountant's statement or other exhibit required by Rule
    {      12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

      The Company and certain of its subsidiaries filed a Joint Prepackaged Plan of Reorganization on August 28, 2000, as supplemented on September 29, 2000 (the "Plan"), which Plan was confirmed on October 4, 2000, and became effective on October 20, 2000. Due to the complexities of accounting for the Chapter 11 restructuring and "fresh start" accounting, including the necessity of obtaining current valuations of all material fixed assets, the Company has not yet compiled all the information necessary to complete the footnotes to the financial statements and the disclosure statements in the 10K. The Company expects to finish compiling the necessary information shortly, and will file its annual report on Form 10-K as soon as practicable thereafter.


                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Robert L. Macdonald             (219)          470-4600
                 (Name)                  (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                       (X) Yes   (  ) No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       (X) Yes   (  ) No

      The Company's consolidated sales for the three and twelve month periods ended November 30, 2000, were approximately $133 million and $523 million, respectively, a decrease of approximately 27% and 25% from the comparable 1999 three and twelve month periods. Operating loss after merger, acquisition and reorganization costs for the three and twelve month periods ended November 30, 2000, was approximately $10 million and $35 million, respectively compared to operating profit of $2 million and $16 million in the comparable 1999 three and twelve month periods. These results reflect trends similar to those seen in the Company's third fiscal quarter ended August 31, 2000.

                            TOKHEIM CORPORATION
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 28, 2001      By: /s/ Robert L. Macdonald
                                 -----------------------------------------
                             Name:  Robert L. Macdonald
                             Title: Executive Vice President, Finance and
                                    Chief Financial Officer